NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 29, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on November 15, 2006. Effective as of the date of the remarketing (8/15/06), the purchase contracts are legally separated securities from the senior notes. Since the senior notes are simply debt, they are not traded on the New York Stock Exchange. Accordingly, the purchase contracts include a feature that requires PMI to make contract adjustment payments at a rate of 2.875% per year, which equates to quarterly payments of $0.179688 per $25 unit. This final payment of $0.179688 will be made to the holders of the contracts on 11/15/06 for holders of record as of 11/1/06. Settlement Rate: The Settlement Rate is expected to be 0.5780 shares of Common Stock per Purchase Contract (as defined in the Purchase Contract Agreement) forming a part of a Unit. Also on November 15, 2006, the holder of the Units will be entitled to a payment of approximately $0.1875 per Unit, representing the amount that would have been due on November 15, 2006 in respect of the senior notes formerly comprising part of the Units (assuming no reset of the interest rate), as well as a payment of approximately $0.179688 per Unit, representing the final Contract Adjustment Payment (as defined in the Purchase Contract Agreement) on the Units. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 15, 2006.